

Tina Locatelli
Senior Counsel, Capital Markets

Tel (212) 793-2747
Fax (212) 793-1668
locatellit@citigroup.com

May 1, 2006

Ms. Sara D. Kalin
Branch Chief—Legal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re: Citicorp Residential Mortgage Securities, Inc.
       Registration Statement on Form S-3, Filed March 10, 2006
       File No. 333-132319

Dear Ms. Kalin:

This letter responds to your letter of April 6, 2006, to Michael Zuckert, General Counsel, Finance and Capital Markets of Citigroup Inc., relating to the above-referenced registration statement. I am a Senior Counsel, Capital Markets of Citigroup Inc. and in that capacity, have represented the registrant in connection with the filing of the above-referenced registration statement. The responses and representations contained in this letter are made on behalf of the registrant.

The registrant respectfully submits the following responses to the comments contained in your letter. For your convenience, we have reproduced in bold the text of each numbered paragraph in your letter and followed with our responses. We have also enclosed a paper copy of the revised registration statement, marked to show changes from the version previously filed.

Registration Statement on Form S-3

General

1. **Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Information I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.**

Except as described in the next paragraph, we confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same class. The depositor has three depositor affiliates that have had reporting obligations under the Exchange Act in the last twelve months and that have offered a class of asset-backed securities involving the same asset class as this offering: Citicorp Mortgage Securities Inc. (CIK 0000811785) ("CMSI"), Citigroup Mortgage Loan Trust Inc. (CIK 0001257102) ("CMLTI") and CitiFinancial Mortgage Securities Inc. (CIK 0001102620) ("CFMSI").

As noted above, CMLTI is an affiliate of CRMSI. From April through October 2005, CMLTI filed some 25 Forms 8-K in a timely manner, but under the wrong CIK code. The CIK code actually used in the filings was that of another affiliate, CFMSI. These same facts were previously disclosed to the Commission staff in connection with a waiver request dated February 27, 2006, made by Mr. Howard Darmstadter, on behalf of a third affiliate CMSI, in connection with the filing of its registration statement (333-130333) on Form S-3. In that case, the Commission staff waived the requirements of General Information I.A.4 of Form S-3 for CMSI with respect to the incorrect filings by CMLTI.

On April 18, 2006, Mr. John Stickel confirmed to us via telephone that we need not make a separate waiver request for CRMSI with respect to these facts, which I confirm are the same as when the request was made by CMSI. As was the case in February when CMSI made its waiver request, all CMLTI Forms 8-K since October 2005 have been filed in a timely manner under the correct CIK codes. We are not aware of any other filings required to be filed by any affiliates of CRMSI under the Exchange Act for the same asset class in the last 12 months that have not been filed in a timely manner.

2. **Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.**

We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

3. **Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.**

We will file unqualified legal and tax opinions at the time of each takedown.

4. **When available, please provide us with a copy of your pooling and servicing agreement.**

The form of pooling and servicing agreement and the form of standard terms related thereto have been filed as Exhibits 4.1 and 4.2, respectively, to the registration statement.

5. **Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.**

We confirm that the base prospectus includes all assets, credit enhancement or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

Cover Page

6. **When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation AB for the definition of issuing entity. In this regard, please revise your cover page, including the second sentence of the first full paragraph, to refer to the issuing entity, as opposed to the trust. Refer to Item 1102(d) of Regulation AB.**

We have revised the cover page to refer to the issuing entity instead of to the trust.

Summary, page S-3
Credit Enhancement, page S-4

7. **We note from your base prospectus that you may rely on third party credit enhancers. Please provide a bracketed placeholder showing that you will identify any credit enhancement or support providers. Refer to Item 1103(a)(3)(ix) of Regulation AB. Additionally, please provide a bracketed placeholder in the summary section of the prospectus supplement indicating that you will provide all of the information required by Item 1114, if applicable. Finally, please confirm our understanding that you do not intend to use any form of derivatives, such as interest rate or currency swaps.**

We have included the requested bracketed placeholders. We confirm that we have no plans to offer any securities under this registration statement that would have the benefit of any derivative agreement.

Base Prospectus

Additional Information

8. **Please update to reflect the SEC's new address: 100 F Street, NE, Washington, D.C., 20549.**

We have updated the address.

Part II

Undertakings, page II-2

9. **Please provide the new undertakings required by revised Item 512(a)(1)(ii) and (iii) of Regulation S-K.**

We have revised Part II, Item 17 to provide the undertakings required by revised Item 512(a)(1)(ii) and (iii) of Regulation S-K.

We understand that you may have additional questions upon review of our responses and the revised registration statement. If you have any such questions or need additional information regarding our responses, please do not hesitate to contact me at (212) 793-2747 or Michael Tarpley at (212) 559-9583.

Sincerely,



Tina Locatelli

cc: Michael S. Zuckert, General Counsel, Finance and Capital Markets, Citigroup Inc.
Edward J. Gabriel, General Counsel, Citicorp Trust Bank fsb
Katherine I. Crost, Orrick, Herrington & Sutcliffe LLP